Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust announces property sale

Calgary, November 30, 2009 / (TSX – PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) announced today that it has closed a transaction with Husky Energy to sell certain heavy oil properties in the Lloydminster area. The properties are currently producing approximately 6,000 barrels per day.

The sale is effective November 1, 2009.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com